Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

October 2, 2017

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017

John Deere Capital Corporation

$300 million 2.650% Senior Notes Due June 24, 2024

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:

$300 million. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $300 million aggregate principal amount of 2.650% Senior Notes Due June 24, 2024 issued by John Deere Capital Corporation on June 22, 2017. The notes offered hereby will have the same CUSIP number as the previously issued 2.650% Senior Notes Due June 24, 2024 and will trade interchangeably with the previously issued 2.650% Senior Notes Due June 24, 2024 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $600 million.

Trade Date:	October 2, 2017
Settlement Date (T+3)**:	October 5, 2017
Maturity Date:	June 24, 2024
Benchmark Treasury:	2.125% due September 30, 2024
Benchmark Treasury Yield and Price:	2.166%; 99-23+
Spread to Treasury:	60 basis points
Reoffer Yield:	2.766%
Coupon:	2.650%
Coupon Payment Dates:	Semi-annually on June 24 and December 24, commencing on December 24, 2017 (long first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.291% plus accrued interest from June 22, 2017
Gross Spread:	0.420%
Net Proceeds (%):	98.871% plus accrued interest from June 22, 2017
Net Proceeds ($):	$296,613,000 plus accrued interest from June 22, 2017
CUSIP:	24422ETT6
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Co-Managers:	Credit Suisse Securities (USA) LLC
Loop Capital Markets LLC
Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.